As filed with the Securities and Exchange Commission on March 29, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

EnTrustPermal Hedge Strategies Fund II

(Name of Subject Company (issuer))

EnTrustPermal Hedge Strategies Fund II

(Name of Filing Person (offeror))

Shares of beneficial interest $0.00001 Par Value Per Share

(Title of Class of Securities)

714184108 (Broker Shares)

(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL

SECRETARY

ENTRUSTPERMAL HEDGE STRATEGIES FUND II

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of EnTrustPermal Hedge Strategies Fund II (the “Fund”) relating to an offer to purchase (the “Offer”) up to $7,455,175 of shares of beneficial interest, par value $0.00001 per share (“Broker Shares” or “Shares”) in the Fund pursuant to tenders by shareholders of the Fund at their estimated net asset value as of December 30, 2016 and originally filed with the Securities and Exchange Commission on September 28, 2016, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Offer terminated at 11:59 P.M., New York City Time, on October 26, 2016. Pursuant to the Offer, $2,911,053 of Shares were tendered and accepted by the Fund at a net asset value per Share of $9.71 as determined as of December 30, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENTRUSTPERMAL HEDGE STRATEGIES FUND II

By:	/s/ Jane Trust
Name:	Jane Trust
Title:	Chairman, President and Chief Executive Officer

Dated: March 29, 2017

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